SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Information to be Included in Statements Filed Pursuant to Rule

13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

BALLY TOTAL FITNESS HOLDING CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

KENNETH J. BARONSKY

MILBANK, TWEED, HADLEY & McCLOY LLP

601 S. FIGUEROA STREET, 30TH FLOOR

LOS ANGELES, CA 90017

TELEPHONE: 213-892-4333

(Name, address and telephone number of person authorized to receive notices and communications)

December 23, 2005

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 2,662,963 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 2,662,963

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,963
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
(14)	TYPE OF REPORTING PERSON PN

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investments, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 1,436,487 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 1,436,487

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,436,487
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.79%
(14)	TYPE OF REPORTING PERSON CO

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liberation Investment Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 0 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 0 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.80%
(14)	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 058 73K 10 8

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Emanuel R. Pearlman
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	(7) SOLE VOTING POWER 35,000 (8) SHARED VOTING POWER 4,099,450 (9) SOLE DISPOSITIVE POWER 35,000 (10) SHARED DISPOSITIVE POWER 4,099,450

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,450
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.90%
(14)	TYPE OF REPORTING PERSON IN, HC

INTRODUCTORY STATEMENT

This Amendment No. 18 (this “Amendment”) relates to the Schedule 13D filed on behalf of (i) Liberation Investments, L.P., a Delaware limited partnership (“LILP”); (ii) Liberation Investments Ltd. (“LILTD”), a private offshore investment corporation; (iii) Liberation Investment Group, LLC (“LIGLLC”), a Delaware limited liability company and general partner of LILP and discretionary investment advisor to LILTD; and (iv) Emanuel R. Pearlman, as General Manager and majority member of LIGLLC, with the Securities and Exchange Commission on June 8, 2004, as amended by Amendment No. 1 filed on July 13, 2004, Amendment No. 2 filed on August 27, 2004, Amendment No. 3 filed on September 1, 2004, Amendment No. 4 filed on September 10, 2004, Amendment No. 5 filed on December 13, 2004, Amendment No. 6 filed on April 26, 2005, Amendment No. 7 filed on May 6, 2005, Amendment No. 8 filed on July 19, 2005, Amendment No. 9 filed on July 22, 2005, Amendment No. 10 filed on September 19, 2005, Amendment No. 11 filed on October 11, 2005, Amendment No. 12 filed on October 31, 2005, Amendment No. 13 filed on November 14, 2005, Amendment No. 14 filed on November 22, 2005, Amendment No. 15 filed on December 7, 2005, Amendment No. 16 filed on December 14, 2005 and Amendment No. 17 filed on December 23, 2005 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Bally Total Fitness Holding Corporation (the “Company”).

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

On December 23, 2005, LILP and LILTD submitted a letter to the Board of Directors of the Company (the “Board”) (a copy of which is attached hereto as Exhibit 99.28, the “Letter”) in which they, among other things, responded to an announcement by the Company that it is considering taking actions that might result in its “poison pill” being triggered. Also, on December 23, 2005, LILP and LILTD issued a press release (a copy of which is attached hereto as Exhibit 99.29, the “Press Release”) containing the text of the Letter.

As a result of the delivery of the Letter to the Company and the issuance of the Press Release, LILP and LILTD may engage in discussions with the Company’s stockholders, management or Board concerning the matters described in the Letter and the Press Release.

In addition, the Reporting Persons intend, from time to time between now and the Company’s Annual Meeting of Stockholders slated for January 26, 2005 (the “Annual Meeting”), to acquire additional shares of Common Stock in the open market or in privately negotiated transactions, both with, if available, irrevocable proxies to vote such shares at the Annual Meeting or without such irrevocable proxies.

The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. Consistent with the securities laws, the Reporting Persons may contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is filed with this Amendment:

Exhibit 99.28.	Letter to the Board of Directors of the Company, dated December 23, 2005, submitted by LILP and LILTD.

Exhibit 99.29.	Press Release, dated December 23, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2005

LIBERATION INVESTMENTS, L.P.
By:	Liberation Investment Group LLC, general partner

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

LIBERATION INVESTMENTS, LTD.

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
Director

LIBERATION INVESTMENT GROUP, LLC

By:	/s/ Emanuel R. Pearlman
Emanuel R. Pearlman
General Manager

EMANUEL R. PEARLMAN

/s/ Emanuel R. Pearlman